Exhibit 99.85

April 21, 2025

Alberta Securities Commission

British Columbia Securities Commission

Autorité des marchés financiers (Québec)

Dear Sirs / Mesdames

Re:	Blue Moon Metals Inc. (the "Company")

Notice Pursuant to NI 51 – 102 of Change of Auditor

In accordance with National Instrument 51-102, we have read the Company’s Change of Auditor Notice dated April 21, 2025 and agree with the information contained therein, based upon our knowledge of the information at this date.

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours very truly,

DAVIDSON & COMPANY LLP

Chartered Professional Accountants

cc: TSX Venture Exchange